Exhibit 99.10

CONSENT OF RONALD TURNER

To:United States Securities and Exchange Commission

Re:	Great Panther Mining Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”).

I, Ronald Turner, MAusIMM, CP(Geo), hereby consent to the use of my name in connection with the quotation or summary of the portions prepared by me [Items 1.1, 1.2, 1.3, 1.6, 4.1, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, and 14.0 (excluding Item 14.7)] of the following technical report (the “Technical Report”):

●	Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex, dated July 13, 2018.

and to references to the Technical Report, or portions thereof prepared by me [Items 1.1, 1.2, 1.3,

1.6, 4.1, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, and 14.0 (excluding Item 14.7)], in the Annual

Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-258604) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 2nd day of March, 2022

“Signed Ronald Turner”

_______________________________________

Ronald Turner, MAusI MM CP(Geo)